# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: YARROW BIOSCIENCE, INC., CIK 0001566044
CUSIP: 92941V407
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 470 JAMES STREET, SUITE 007, NEW HAVEN, Connecticut (CT), 06513
Date of event which requires filing of this statement: 07/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001274173

## Reporting persons
- JANUS HENDERSON GROUP Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 266,712; sole dispositive power 0; shared dispositive power 266,712; aggregate amount beneficially owned 266,712 (9.99% of the class)

## Item 1. Issuer
Name of issuer: YARROW BIOSCIENCE, INC.
Address of issuer's principal executive offices:
470 JAMES STREET, SUITE 007
NEW HAVEN, CT 06513

## Item 2. Person Filing
Name of person filing:
Janus Henderson Group Ltd.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by Janus Henderson Group Ltd. It does not include securities, if any, beneficially owned by Janus Henderson Group Ltd.s ultimate parent Jupiter Topco LLC, the direct or indirect owners of Jupiter Topco LLC, or other persons that may be deemed under control of such owners. Any beneficial ownership by such persons has been disaggregated from that of Janus Henderson Group Ltd. in accordance with the release.
Address of principal business office or, if none, residence:
201 Bishopsgate
EC2M 3AE, United Kingdom
Citizenship: Y9

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Janus Henderson Group Ltd. (JHG) is the ultimate parent of a number of SEC-registered investment advisers and foreign equivalents thereof, including but not limited to Janus Henderson Investors US LLC, Janus Henderson Investors UK Limited, Janus Henderson Investors Australia Institutional Funds Management Limited, Janus Henderson Investors Middle East Limited, Janus Henderson Investors (Jersey) Limited, Janus Henderson Investors (Japan) Limited, Janus Henderson Investors (Singapore) Limited, Kapstream Capital Pty Limited, Privacore Capital Advisors LLC, Tabula Investment Management Limited, Victory Park Capital Advisors LLC, and Richard Berstein Advisors LLC (each, an Asset Manager and together, the Asset Managers). The Asset Managers generally exercise investment and/or voting discretion on behalf of their clients which include investment companies, other investment advisers, institutional separate accounts and retail separate accounts (collectively referred to herein as Managed Portfolios).

As a result of their exercise of investment and/or voting discretion on behalf of the Managed Portfolios, the Asset Managers may be deemed to be the beneficial owner of 266,712 common stock, as well as an additional 1,895,248 pre-funded warrants which cannot be exercised to the extent they result in ownership in excess of 9.99% of Yarrow Bioscience, Inc. However, the Asset Managers do not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaim any ownership associated with such rights.
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 266712
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 266712

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The Managed Portfolios have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.
Of the Managed Portfolios, only the Janus Henderson Biotech Innovation Master Fund Ltd. has the right to receive dividends from, or the proceeds from the sale of, more than five percent of the common stock of Yarrow Bioscience, Inc. Due to an irrevocable delegation of investment and voting discretion to an Asset Manager on less than 60 days notice, the Fund is not considered a Reporting Person under Section 13(d) and (g).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please refer to Exhibit 99.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: N/A

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: N/A

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 24: Power of Attorney
Exhibit 99: Item 7

## Signatures
- JANUS HENDERSON GROUP Ltd.: Kristin Mariani, Head of North America Compliance (08/07/2026)